Exhibit 3.1

Item 5.03 Amendment to first paragraph of Section 2 of ARTICLE III of the Amended and Restated Bylaws of Teledyne Technologies Incorporated - effective July 22, 2014

Section 2. Number and Term of Office. The Board of Directors shall consist of not less than four (4) and not more than twelve (12) members. Subject to the foregoing sentence, the number of directors shall be fixed and may be changed from time to time by resolution duly adopted by a majority of the directors then in office, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws.

[The remaining paragraphs of this Section 2 remain unchanged.]